JONES DAY

SILICON VALLEY OFFICE  •  1755 EMBARCADERO ROAD  •  PALO ALTO, CALIFORNIA 94303

TELEPHONE: 650-739-3939  •  FACSIMILE: 650-739-3900

February 1, 2011	OUR FILE NO. 697569-625001

VIA EDGAR AND OVERNIGHT DELIVERY

Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3030

Re:	MagnaChip Semiconductor LLC
Amendment No. 7 to Registration Statement on Form S-1
Filed November 4, 2010
File No. 333-165467

Dear Mr. Buchmiller:

This letter is submitted on behalf of MagnaChip Semiconductor LLC (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 7 to the Company’s Registration Statement on Form S-1 filed November 4, 2010 under Registration No. 333-165467 (the “Registration Statement”), as set forth in your letter to Mr. John McFarland dated November 15, 2010. The Company is filing via EDGAR Amendment No. 8 to the Registration Statement (“Amendment No. 8”) in response to the Staff’s comments. For reference purposes, the text of your letter dated November 15, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 8 that have been revised in response to the comments.

General

1.	We have reviewed your response to prior comment 1. Please expand your response to indicate why you do not view for federal securities law purposes the entity formed after the “Corporate Conversion” as a new entity, and any guarantee offered by such entity as a new security. Cite any authority upon which you rely. If you intend to file new registration statements for the guarantees offered by the entity into which the limited liability company will merge at the time of the “Corporate Conversion,” please tell us when you intend to make such filings.

Response: The Company notes the Staff’s comment and advises the Staff that the Company does not consider MagnaChip Semiconductor Corporation, the successor entity of the Company resulting from the Corporate Conversion (“MSC”), to be a new entity resulting from the Corporate Conversion that would cause the guarantees originally issued by the Company, which will become the guarantees of MSC pursuant to the Corporate Conversion (the “Guarantees”), to be a new security for Federal securities law purposes. The SEC has

Tim Buchmiller

United States Securities and Exchange Commission

February 1, 2011

consistently taken the position in no action letters that indenture modifications in connection with reorganization transactions, such as a successor company’s assumption of debt securities and indenture obligations, do not result in the creation of new securities under the Securities Act of 1933, as amended (the “Securities Act”), if the parties executed the reorganization transaction in compliance with the applicable provisions in the indenture. See, e.g., No-Action Letters Time-Warner Inc. (Jan. 9, 1990) (modification of indenture to provide for guaranty by Time Warner Inc. of debentures of Warner Communications Inc. in connection with reverse triangular merger is not a sale under Securities Act); FHC-CompCare, Inc., (Oct. 12, 1989) (modification of indenture to provide for conversion of convertible debentures into securities of, and guaranty of such securities by, new holding company does not result in sale of new securities); Daisy Sys. Corp., (Apr. 10, 1989) (modification of indenture to provide for conversion into securities of, and guaranty by, acquiring company in reverse triangular merger, does not result in offer or sale of new securities under Securities Act where indenture provided for such modifications in event of such merger); and Corning Glass Works (Feb. 26, 1988) (modification of indenture to provide for conversion of securities into common stock of, and the joint and several assumption of payment obligations by, acquiring corporation in reverse triangular merger does not result in new security since the modification occurs “pursuant to the requirements set forth in the Indenture”). Because (i) the indenture covering the Guarantees contemplates the Corporate Conversion in connection with MSC’s initial public offering and does not require the consent of any holder to effect the Corporate Conversion, and (ii) the Corporate Conversion will be effected in compliance with the Company’s indenture, the Company believes that no new security will be issued as a result of the Corporate Conversion.

After the effectiveness of the Corporate Conversion, MSC will promptly file, pursuant to Rule 414 under the Securities Act, a post-effective amendment to the Company’s registration statement on Form S-1 (Registration No. 333-168790-09) (the “S-1 Shelf Registration Statement”) to expressly adopt the S-1 Shelf Registration Statement as its own for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company notes in connection with the Corporate Conversion that, (i) prior to the Corporate Conversion, MSC will not exist and therefore will have no assets or liabilities; (ii) upon the effectiveness of the Corporate Conversion, MSC will be the owner of all of the assets and subject to all of the obligations and liabilities of the Company; (iii) promptly after the Corporate Conversion, MSC will file a post-effective amendment to the S-1 Shelf Registration Statement for the purpose of expressly adopting the S-1 Shelf Registration Statement as its own registration statement for all purposes under the Securities Act and the Exchange Act and (iv) the Corporate Conversion will be approved by the Company’s unitholders prior to the Corporate Conversion in accordance with the terms of the Company’s operating agreement and applicable state law. Although the succession will not be approved by security holders pursuant to Section 14(a) of the Exchange Act and no information will be furnished to security holders pursuant to Section 14(c) of the Exchange Act, the Conversion is not a transaction subject to Section 14 of the Exchange Act, because the Company’s equity securities are not registered under Section 12 of the Exchange Act. The Company’s publicly held securities consist solely of the non-convertible Guarantees, and the Corporate Conversion will not result in any change in the rights of any public holders of the Guarantees. Further, because Avenue Capital holds more than a majority of the Company’s common units, Avenue Capital effectively has the sole discretion to approve the Corporate Conversion and the Company’s unitholders will not be entitled to any appraisal rights

Tim Buchmiller

United States Securities and Exchange Commission

February 1, 2011

in connection with the Corporate Conversion. Therefore, the Company submits that (i) no useful purpose would be served by the preparation of a proxy statement or the solicitation of proxies in connection with the approval of the Corporate Conversion by the Company’s unitholders, and it would create an additional and unnecessary expense to the Company, (ii) such a requirement only results from a technical and narrow reading of Rule 414 and (iii) the Staff has been flexible in its application of Rule 414 and has, in a number of cases, granted no-action relief in situations in which the necessary equity holder consent was obtained without the need to solicit proxies under Section 14(a) of the Exchange Act or to furnish information to security holders pursuant to Section 14(c) of the Exchange Act. See, e.g., No-Action Letters Ford Motor Credit Company (available March 21, 2007); Can West Media Inc. (available November 15, 2005); General Electric Capital Corp. (available July 26, 2000); and Viacom Inc. (available September 13, 1996).

MSC does not intend to file a post-effective amendment to the Company’s registration statement on Form S-4 (Registration No. 333-168516-09) as the exchange of notes contemplated under such registration statement has been completed and the offering thereby terminated.

Exhibit 1.1

2.	We will continue to evaluate your response to prior comment 4 when you file the amendment and updated version of Exhibit 1.1 referenced in our prior comment.

Response: The Company notes the Staff’s comment.

Supplemental Information

The Company supplementally advises the Staff that Jones Day will issue the legal opinions referenced in Exhibit 5.1 and Exhibit 8.1 of the Registration Statement. The Company further advises the Staff that the Company will file the Exhibit 5.1 and Exhibit 8.1 legal opinions of Jones Day in the forms attached hereto as Exhibit A and Exhibit B, respectively, which have been drafted in accordance with prior comments received from the Staff.

If you have any questions, please feel free to contact the undersigned by telephone at 650-687-4147 (or by facsimile at 650-739-3900) or Stuart Ogg at 213-243-2365 (or by facsimile at 213-243-2539). Thank you for your cooperation and attention to this matter.

Very truly yours,

Jones Day

/s/ Micheal Reagan

Micheal Reagan
Partner

cc:	Julie Sherman, SEC
Jay Webb, SEC
Louis Rambo, SEC
John McFarland, MagnaChip Semiconductor

Tim Buchmiller

United States Securities and Exchange Commission

February 1, 2011

Khoa D. Do, Jones Day

Stuart Ogg, Jones Day

Kirk A. Davenport, III, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP

Exhibit A

            , 2011

MagnaChip Semiconductor Corporation

c/o MagnaChip Semiconductor S.A.

74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.

Luxembourg B97483

Re:	Shares of Common Stock of MagnaChip
Semiconductor Corporation, represented by Depositary Shares,
Offered Through Underwriters

Ladies and Gentlemen:

We are acting as counsel for MagnaChip Semiconductor Corporation, a Delaware corporation (the “Company”), in connection with the offering and sale of up to                      shares (the “Shares”) of Common Stock, par value $0.01 per share, of the Company, consisting of up to                      newly-issued Shares (the “Primary Shares”) and up to                      Shares (the “Secondary Shares”) held by certain stockholders of the Company (the “Selling Stockholders”). All of the Shares will be sold in the form of the Company’s depositary shares (the “Depositary Shares”), each of which represents a fractional ownership interest in a Primary Share and a Secondary Share, all as set forth in the Company’s Registration Statement on Form S-1 (Reg. No. 333-165467), initially filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2010 (as amended and supplemented, the “Registration Statement”) under the Securities Act of 1933 (the “Act”). The offering and sale of Depositary Shares representing the Shares pursuant to the Registration Statement will be made pursuant to an Underwriting Agreement (the “Underwriting Agreement”) proposed to be entered into among the Company, the Selling Stockholders and Goldman, Sachs & Co., Barclays Capital Inc. and Deutsche Bank Securities Inc., acting as the representatives of the several underwriters named in Schedule I thereto. The Depositary Shares, each of which represents a fractional ownership interest in          of a Primary Share and          of a Secondary Share, will be issued under the deposit agreement, dated as of             , 2011 (the “Deposit Agreement”), among the Company, the depositary named therein (the “Depositary”) and the holders and beneficial owners from time to time of the Depositary Shares.

In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinions. Based on the foregoing, and subject to the further assumptions, qualifications and limitations set forth herein, we are of the opinion that:

1. The Primary Shares have been authorized by all necessary corporate action of the Company and, when (i) the Primary Shares have been deposited with the Depositary pursuant to the Deposit Agreement against issuance of Depositary Shares as provided therein and (ii) the Depositary Shares are issued and delivered pursuant to the Underwriting Agreement and the Deposit Agreement against payment of the consideration therefor as provided in the Underwriting Agreement, the Primary Shares will be validly issued, fully paid and nonassessable.

2. The Secondary Shares are validly issued, fully paid and nonassessable.

3. The Depositary Shares, when issued and delivered pursuant to the terms of the Underwriting Agreement and the Deposit Agreement against payment of the consideration therefore as provided in the Underwriting Agreement, will be validly issued, and the depositary receipts representing the Depositary Shares will entitle the holders thereof to the rights specified therein and in the Deposit Agreement.

4. The Deposit Agreement has been authorized by all necessary corporate action of the Company and, when executed and delivered by the Company, will constitute a valid and binding obligation of the Company.

In rendering the opinions set forth above, we have assumed that the Underwriting Agreement will have been executed and delivered by the parties thereto and the resolutions authorizing the Company to issue and deliver the Primary Shares pursuant to the Underwriting Agreement will be in full force and effect at all times at which the Primary Shares are issued and delivered by the Company. With respect to the Shares consisting of Depositary Shares, we have further assumed that (i) the Deposit Agreement will have been executed and delivered by the Depositary and the other parties thereto and the resolutions authorizing the Company to enter into the Deposit Agreement will be in full force and effect at all times at which the Depositary Shares are issued and delivered; and (ii) the Depositary Shares will be issued after the Company and the Selling Stockholders deposit with the Depositary the Shares to be represented by such Depositary Shares as contemplated by the Registration Statement and the Deposit Agreement.

The opinions expressed herein are limited by bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.

The opinions expressed herein are limited to (i) the laws of the State of New York and (ii) the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, as currently in effect, and we express no opinion as to the effect of any other law of the State of Delaware or the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not hereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

Exhibit B

            , 2011

MagnaChip Semiconductor Corporation

c/o MagnaChip Semiconductor S.A.

74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.

Luxembourg B97483

Ladies and Gentlemen:

We are acting as counsel for MagnaChip Semiconductor Corporation, a Delaware corporation (the “Company”), in connection with the offering and sale of up to                      shares (the “Shares”) of Common Stock, par value $0.01 per share, of the Company, consisting of up to                      newly-issued Shares (the “Primary Shares”) and up to                      Shares (the “Secondary Shares”) held by certain stockholders of the Company (the “Selling Stockholders”). All of the Shares will be sold in the form of the Company’s depositary shares (the “Depositary Shares”), each of which represents a fractional ownership interest in a Primary Share and a Secondary Share, all as set forth in the Company’s Registration Statement on Form S-1 (Reg. No. 333-165467), initially filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2010 (as amended and supplemented, the “Registration Statement”) under the Securities Act of 1933 (the “Act”). The offering and sale of Depositary Shares representing the Shares pursuant to the Registration Statement will be made pursuant to an Underwriting Agreement (the “Underwriting Agreement”) proposed to be entered into among the Company, the Selling Stockholders and Goldman, Sachs & Co., Barclays Capital Inc. and Deutsche Bank Securities Inc., acting as the representatives of the several underwriters named in Schedule I thereto. The Depositary Shares, each of which represents a fractional ownership interest in          of a Primary Share and          of a Secondary Share, will be issued under the deposit agreement, dated as of             , 2011 (the “Deposit Agreement”), among the Company, the depositary named therein (the “Depositary”) and the holders and beneficial owners from time to time of the Depositary Shares.

In connection with the opinion expressed herein, we have reviewed the Registration Statement and examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion. Our opinion is based on relevant provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and practices of the Internal Revenue Service and judicial decisions, in each case in effect on the date of this letter. These authorities are subject to change at any time, in some circumstances with retroactive effect, and we can provide no assurance as to the effect that any change may have on our opinion.

Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein and in the Registration Statement, we are of the opinion that the discussion of United States federal income tax matters contained in the prospectus forming part of the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” and in the section entitled “Risks Related to Our Common Stock” under the heading “The U.S. federal income tax consequences of the cancellation of the depositary shares are not specifically addressed by applicable law”, to the extent such sections state matters of law or legal conclusions, and subject to the qualifications and limitations set forth therein, represent our opinion of the material U.S. federal income tax consequences of the ownership and disposition of MagnaChip’s Depositary Shares and Shares to a U.S. holder and a non-U.S. holder, as defined in the “Material U.S. Federal Income Tax Consequences” section.

We express no opinion as to any United States federal income tax consequences of the offering of Depositary Shares and Shares other than the opinion set forth above. We also express no opinion with respect to the tax consequences of the offering of Depositary Shares and Shares under any state, local or non-U.S. tax law. Our opinion takes into account laws and interpretations of laws as of the date of this letter. We undertake no responsibility to advise you of changes in laws or interpretations of laws after that time.

An opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or a court would not take a contrary position with respect to our opinion.

As to facts material to the opinions and assumptions expressed herein, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement and to the reference to Jones Day under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,